Exhibit 99.2

Cable and Wireless plc announces that on 16 November 2004, it purchased 6,300,000 ordinary shares from Cazenove & Co. Ltd at a price of 117.9661p per ordinary share and now holds a total of 6,300,000 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding shares held as Treasury shares) is 2,383,403,231.

Enquiries:

Cable and Wireless

Investor Relations:

Virginia Porter	Acting Director	+44 20 7315 4460
Craig Thornton	Manager	+44 20 7315 6225
Glenn Wight	Manager	+44 20 7315 4468

Media:

Lesley Smith	Director Corporate Affairs	+44 20 7315 4410
Peter Eustace	Head of Media Relations	+44 20 7315 4495
Rollo Head/Alice MacAndrew	Finsbury	+44 20 7251 3801

End.